UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70214

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 Under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **AE Financial Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use a P.O. box no.)

2950 SW McClure Rd

(No. and Street)

Topeka	**KS**	**66614**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jolene Gochenour	**(866)363-9595**	**jolene.gochenour@ae-wm.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS MAZARS, LLP

(Name – if individual, state last, first, and middle name)

1201 Walnut St Suite 1700	**Kansas City**	**MO**	**64106**
(Address)	(City)	(State)	(Zip Code)

10/16/2023	**686**
(Date of Registration with PCAOB, if applicable.)	(PCAOB Registration Number, if applicable.)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Shawn Scholz__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __AE Financial Services, LLC__, as of __December 31__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Signed by:_
Shawn Scholz
_AC782B6404B24CA..._

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AE FINANCIAL SERVICES, LLC

Financial Statements

December 31, 2025

(With Report of Independent Registered

Public Accounting Firm Thereon)

These financial statements and schedules should be deemed CONFIDENTIAL pursuant to subparagraph (e)(3) of Rule 17a-5 under the Securities Exchange Act of 1934.

A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC document.

AE FINANCIAL SERVICES, LLC

Table of Contents

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Sole Member of
AE Financial Services, LLC
Topeka, Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AE Financial Services, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1; Computation for Determination of Reserve Requirements under Rule 15c3-3; and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental

information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240. 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Forvis Mazars, LLP

We have served as the Company's auditor since 2021.

Kansas City, Missouri
February 26, 2026

AE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	713,182
Accounts receivable		6,052
Other receivables		146,514
Prepaid expenses		83,701
Total assets	$	949,449

Liabilities and Member's Equity

Accounts payable	$	51,618
Accrued commission and fees payable		55,929
Total liabilities		107,547
Member's equity		841,902
Total liabilities and member's equity	$	949,449

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Operations

For The Year ended December 31, 2025

Revenues	$	1,821,493
Cost of revenues		973,921
Gross profit		847,572
Operating expenses:		
General and administrative		1,146,044
Loss from operations		(298,472)
Other income:		
Interest and dividend income		17,702
Total other income		17,702
Loss before provision for state taxes		(280,770)
Provision for state taxes		1,700
Net loss	$	(282,470)

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

For the Year ended December 31, 2025

Balance – December 31, 2024	$	1,124,372
Net loss		(282,470)
Balance - December 31, 2025	$	841,902

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Statement of Cash Flows

For the Year ended December 31, 2025

Cash flows from operating activities:		
Net loss	$	(282,470)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accounts receivable and other receivables		57,895
Increase in prepaid expenses		(8,402)
Decrease in accounts payable		(24,630)
Decrease in accrued commission and fees payable		(163,631)
Net cash used by operating activities		(421,238)
Net decrease in cash		(421,238)
Cash – beginning of year		1,134,420
Cash – end of year	$	713,182
Supplemental disclosures of cash flow information:		
State taxes paid	$	1,700

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2025

(1) Organization and Nature of Business

(a) Organizational Matters

AE Financial Services, LLC ("Company"), a Kansas Limited Liability Company, is registered as a broker-dealer. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of AEFS Holdings, LLC.

The Company provides securities investment services as an introducing broker-dealer. The Company has a clearing relationship with National Financial Services, LLC, which is fully disclosed.

The Company is registered with the Securities and Exchange Commission under The Securities Exchange Act of 1934. The Company will service registered representatives and clients that are referred from related parties, AE Wealth Management, LLC (AEWM) and Advisors Excel, LLC (AE). The Company was formed to provide additional services and products to the registered representatives and clients already being served by these related parties.

(2) Summary of Significant Accounting Policies

(a) Estimates and Assumptions

These financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements.

(b) Cash and Restricted Cash

The Company considers all highly liquid investments, not required to be segregated under federal or other regulations, with remaining maturities of three months or less to be cash equivalents. There were no restrictions on cash and cash equivalents as of December 31, 2025. Included in cash is a deposit of $100,000 on deposit with the Company's clearing firm. This deposit is considered an allowable asset and is not restricted.

(c) Accounts Receivable and Other Receivables

Accounts receivable and other receivables are carried at the original amount less an allowance for credit losses, which is based on the current economic conditions, forecast factors, and other relevant factors. The Other receivables primarily represent commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. Accounts receivable and other receivables are written off when all economic means of recovery have been exhausted. Recoveries of accounts receivable and other receivables previously written off are recorded when received.

(d) Liabilities

Accrued commission and fees payable consists of commission expense due to registered representatives.

Accounts payable consists of amounts owed to related parties and third party services provider for professional services.

(e) Revenue Recognition

Commission revenues and related clearing expenses are recorded by the Company on a trade date basis as securities, annuities and insurance transactions occur. Asset based revenue is recorded on an accrual basis monthly as is based on customer asset balances of mutual funds, annuities, and insurance products.

The Company obtains registered representatives and clients through referrals from related parties, AEWM and AE as well as from their own recruiting efforts.

(f) State Taxes

The Company is organized as a limited liability company, which is not a taxpaying entity for federal or certain state income tax purposes. In general, the Company is not subject to income taxes as the members report their distributive share of taxable income on their respective income tax returns. However, the Company incurs certain state taxes in those states that do not recognize pass-through entities. In 2025, the Company recognized expense for such taxes in the amount of $1,700. The Company has open tax years from December 31, 2022 to December 31, 2025 with federal and state taxing authorities. The Company is not aware of any uncertain tax positions.

(g) Fair Value Measurement

Accounting Standards Codification Topic 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

- Level 2 inputs - Other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

- Level 3 inputs - Unobservable inputs for the asset or liability

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Transfers between levels of the fair value hierarchy are recognized on the date of the event or change in circumstances that caused the transfer.

The fair values of the financial instruments represent the Company's best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying amounts of certain financial assets and liabilities approximate fair values because of the liquidity or short maturity of these instruments. Such financial assets and financial liabilities include cash, accounts receivable, other receivables, accounts payable, accrued commission and fees payable, and accrued fees.

(h) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In 2025, commission and fee revenue from two types of investments, Mutual Funds and Variable Annuities, accounted for 70% of total revenues.

In 2025, one registered representative accounted 37% of commission and asset revenue.

(i) Subsequent Events

Management has evaluated subsequent events through February 26, 2026. The date the financial statements were issued.

On January 1, 2026, the Company approved an increase to the Registered Representative fee paid monthly by AE Wealth Management, LLC. The updated expense sharing agreement was effective as of January 1, 2026. The increase in this fee is not expected to have a material impact on the Company's financial position as of December 31, 2025. Management has determined that this subsequent event does not require adjustment to the financial statements for the year ended December 31, 2025, but requires disclosure.

No other subsequent events were noted that required adjustment to, or disclosure within, the financial statements.

(3) Single Reportable Segment

The Company is engaged in a single line of business as a securities broker-dealer, providing securities investment services as an introducing broker-dealer. The Company has identified its two Owners as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODMs use excess

net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODMs manage the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies and presented in the Financial Statements.

(4) Revenue from Contracts with Customers

Under the provisions of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), revenue is recognized when control of promised goods or services transfer to a customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The principle is applied using a five-step process: (1) identify the contract with the customer; (2) identify the performance obligations; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Company's revenue from contracts with customers is primarily from commission income, asset based fees, and affiliation fees. A majority of the Company's contracts with customers have no fixed duration, can be terminated at will without significant penalty and contain a single performance obligation. Some of the contracts with customers include variable consideration which is constrained at contract inception. Revenue is recognized when the underlying uncertainty is subsequently resolved and its no longer probable that a significant reversal will occur. Revenue disaggregation is as follows:

Commission – The Company recognizes commission revenue from the sale of annuities, life insurance, equities, bonds and mutual funds. Commissions and related clearing expenses are recorded upon the trade execution. The performance obligation is satisfied when the trades are executed since that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to the customer. During 2025, commission revenue represented approximately 13% of revenues within the statement of operations.

Asset-based – The Company recognizes asset-based revenue on the account value of certain mutual funds and insurance and annuity products. The revenue is recognized over time as the investor owns the investment or holds the contract. It is determined based on a contracted fee percentage applied against the customer's net asset value of mutual fund, or the value of the insurance policy or annuity contract. The revenue is variably constrained due to factors outside the Company's control including market volatility and not recognized until is probable that a significant reversal will not occur. The revenue is accrued monthly and received on a monthly or quarterly basis. During 2025, asset-based revenues represented approximately 57% of revenues within the statement of operations.

Affiliation Fee and Product Support – The Company recognizes affiliation fee and product support revenue for support that is provided to registered representatives for items such as oversight, support, errors and omissions insurance and certain technology.   The revenue is recognized over time as the support is provided to the registered representatives. During 2025, affiliation fee and product support represented approximately 30% of revenues within the statement of operations.

(5) Net Capital Requirement

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness, whichever is higher

AE FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2025

At December 31, 2025, the Company had net capital of $677,685, which was $627,685 in excess of its required minimum net capital and the ratio of aggregate indebtedness to net capital was 15.87%.

(6) Related Party Transactions

The Company was created to provide additional products and services to registered representatives and clients from related parties, AEWM and AE. The Company exists to benefit the relationships already established and new recruiting efforts to the related parties.

The Company entered into an expense sharing agreement with AE Wealth Management Services, LLC to receive affiliation fee revenue to help offset the costs of license registrations, software usage, network file system administration, professional audit and legal services and compliance supervision, and other expenses related directly to the office. The Company received $457,800 for these items in 2025.

The Company has entered into an expense sharing agreement with AE Management Services, LLC (AEMS), an affiliated company, whereby AEMS may provide certain administrative services to the Company. These services may include computer equipment, software service and license fees, and professional services including general administrative, accounting and finance, human resources, IT, legal, and regulatory compliance. Services provided by AEMS totaled $377,486 during 2025 and are included in general and administrative expense within the statement of operations. As of December 31, 2025, $31,874 was due to AEMS for these services.

The Company also issued reimbursements to AEMS in the amount of $8,354 during 2025 for general and administrative expenses paid on behalf of AEFS. As of December 31, 2025, $43 was due to AEMS for these reimbursements.

The Company has an expense sharing arrangement with AE, an affiliated company, whereby AE provides office space, office maintenance and janitorial services, office supplies, furniture, fixtures & equipment, utilities, telecommunications, and other expenses directly related to the office. The Company incurred expenses totaling $129,120 for these items during 2025 and the expenses are included in general and administrative expense within the statement of operations. As of December 31, 2025, $10,760 was due to AE for these services.

The Company also issued reimbursements to AE in the amount of $3,097 during 2025 for general and administrative expenses paid on behalf of AEFS.

The Company issued reimbursements to AEWM in the amount of $29,340 during 2025, insurance coverage expenses paid on behalf of AEFS. In 2025, $19,832 of these expenses were included in general and administrative expenses within the statement of operations and $9,508 was included in prepaid expenses within the statement of financial condition. The Company also issued reimbursements to AEWM in the amount of $8,605 during 2025 for general and administrative expenses paid on behalf of AEFS.

The Company has entered into an expense sharing agreement with Madison Avenue Securities, LLC (MAS), an affiliated company, whereby MAS may provide certain administrative services to the Company. These

services primarily included operations support. Services provided by MAS totaled $56,757 during 2025 and are included in general and administrative expense within the statement of operations.

(7) Contingencies

From time to time, the Company is involved in various legal proceedings arising in the normal course of business. The Company does not believe that the outcome of any of the legal proceedings will have a material impact on the financial position, results of operations, or cash flows; however, litigation is subject to uncertainty, and the outcome of individually litigated matters is not predictable with assurance.

.

SUPPLEMENTAL INFORMATION

AE FINANCIAL SERVICES, LLC

Schedule I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

UNDER RULE 15C3-1 OF THE SCURITIES AND EXCHANGE COMMISSION

As of and for the Year ended December 31, 2025

COMPUTATION OF NET CAPITAL

Total equity	$	841,902
Total equity qualified for net capital		841,902
Deductions/charges:		
Non-allowable assets:		
Commission receivable		80,516
Prepaid expenses		83,701
Total non-allowable assets		164,217
Net capital before haircuts on securities positions (tentative net capital)		677,685
Net capital	$	677,685

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		107,547
Total aggregated indebtedness	$	107,547

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregated indebtedness or $50,000, whichever is greater)	$	50,000
Net capital in excess of amount required	$	627,685
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$	617,685
Ratio: Aggregate indebtedness to net capital		15.87%

Statement Pursuant to Rule 17a-5(d)(4)
A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SCURITIES AND EXCHANGE COMMISSION

For the Year ended December 31, 2025

A computation of reserve requirement is not applicable to AE Financial Services, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendements to to 17 C.F.R. § 240.17a-5.

The accompanying notes are an integral part of the financial statements.

AE FINANCIAL SERVICES, LLC

Schedule III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SCURITIES AND EXCHANGE COMMISSION

For The Year ended December 31, 2025

Information relating to the possession or control requirements is not applicable to AE Financial Services, LLC, as the Company qualifies for exemption under the Rule 15c-3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073 adopting amendements to to 17 C.F.R. § 240.17a-5.

The accompanying notes are an integral part of the financial statements.

Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us



Report of Independent Registered Public Accounting Firm

To the Sole Member of
AE Financial Services, LLC
Topeka, Kansas

We have reviewed management's statements, included in the accompanying *Management's Exemption Report*, in which (1) AE Financial Services, LLC (the "Company") claimed an exemption from 17 CFR §240.15c3-3 under the following provision of 17 CFR §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, except as noted in Exhibit 1 to the exemption report.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) receiving transaction based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company stated it (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions, and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934* and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Forvis Mazars, LLP

Kansas City, Missouri
February 26, 2026



AE FINANCIAL SERVICES

AE Financial Services, LLC (the “Company”) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, “Reports to be made bycertain brokers and dealers”). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisionsof 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k): (2)(ii) throughout the most recent fiscal year except as described in Exhibit 1.

(3) The Company is also filing this Exemption Report because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

AE Financial Services, LLC

I, Shawn Scholz, swear (or affirm) that, to my best knowledge and belief, this Exemption Report istrue and correct.

By:

Title:
President
February 25, 2026

866.363.9595
2950 SW McClure Rd.
Suite B
Topeka, KS 66614

www.ae-fs.com



Exhibit 1

There were one instance in which the Company failed to promptly transmit funds received during the period January 1, 2025 through December 31, 2025 related to 17 C.F.R. § 240.15c3-3(k)(2)(ii).

Date of Exception	Number of Exceptions
February 18, 2025	1

866.363.9595
2950 SW McClure Rd.
Suite B
Topeka, KS 66614

www.ae-fs.com



Forvis Mazars, LLP
1201 Walnut Street, Suite 1700
Kansas City, MO 64106
P 816.221.6300 | F 816.221.6380
forvismazars.us

**Independent Registered Public Accounting Firm's
Agreed-Upon Procedures Report on General
Assessment Reconciliation (Form SIPC-7)**

To the Sole Member of
AE Financial Services, LLC
Topeka, Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of AE Financial Services, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Forvis Mazars, LLP

Kansas City, Missouri
February 26, 2026